# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Reborn Coffee, Inc., CIK 0001707910
CUSIP: 75618M305
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 580 N. Berry Street, Brea, California (CA), 92821
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001699673

## Reporting persons
- Arena Investors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 533,764; shared voting power 0; sole dispositive power 533,764; shared dispositive power 0; aggregate amount beneficially owned 533,764 (9.99% of the class)
- Arena Investors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 533,764; shared voting power 0; sole dispositive power 533,764; shared dispositive power 0; aggregate amount beneficially owned 533,764 (9.99% of the class)
  Comment: limited liability company
- Arena Business Solutions Global SPC II, LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 494,084; shared voting power 0; sole dispositive power 494,084; shared dispositive power 0; aggregate amount beneficially owned 494,084 (9.3% of the class)
- Arena Special Opportunities (Offshore) Master II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 33,166; shared voting power 0; sole dispositive power 33,166; shared dispositive power 0; aggregate amount beneficially owned 33,166 (0.6% of the class)
- Arena Special Opportunities Partners (Offshore) GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 33,166; shared voting power 0; sole dispositive power 33,166; shared dispositive power 0; aggregate amount beneficially owned 33,166 (0.6% of the class)
  Comment: limited liability company
- Arena Special Opportunities Partners III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 12,704; shared voting power 0; sole dispositive power 12,704; shared dispositive power 0; aggregate amount beneficially owned 12,704 (0.2% of the class)
- Arena Special Opportunities Partners III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 12,704; shared voting power 0; sole dispositive power 12,704; shared dispositive power 0; aggregate amount beneficially owned 12,704 (0.2% of the class)
  Comment: limited liability company

## Item 1. Issuer
Name of issuer: Reborn Coffee, Inc.
Address of issuer's principal executive offices: 580 N. Berry Street, Brea, CA 92821

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following (the "Reporting Persons"):

(i) Arena Investors, LP (the "Investment Manager"), who serves as subadvisor to Arena
Global (as defined below) and as investment manager to ASOFM2 and ASOPIII
(each as defined below);

(ii) Arena Investors GP, LLC, who serves as the general partner of the Investment
Manager (the "IM General Partner");

(iii) Arena Business Solutions Global SPC II, LTD. ("Arena Global").

(iv) Arena Special Opportunities (Offshore) Master II, LP ("ASOFM2");

(v) Arena Special Opportunities Partners (Offshore) GP II, LLC, who serves as the general partner of ASOFM2 (the "ASOFM2 General Partner");

(vi) Arena Special Opportunities Partners III, LP ("ASOPIII"; and collectively with Arena
Global and ASOFM2, the "Arena Funds"); and

(vii) Arena Special Opportunities Partners III GP, LLC, who serves as the general partner of ASOPIII (the "ASOPIII General Partner").

The Arena Funds are private investment vehicles and directly beneficially own the Common
Stock reported in this Schedule 13G.

The Investment Manager and the IM General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by the Arena Funds.

The ASOFM2 General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by ASOFM2.

The ASOPIII General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by ASOPIII.

Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 2500 Westchester Avenue, Suite 401, Purchase, New York 10577.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on June 30, 2025, the Date of Event which requires the filing of this Schedule 13G. The shares reported include the following shares of Common Stock underlying derivative securities that can be exercised/converted within 60 days of the Date of Event: (1) ASOFM2 - 33,166 shares; and (2) ASOPIII - 12,704 shares.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on: (x) 5,303,306 shares of Common Stock outstanding as of May 12, 2025 as reported by the Issuer in its Form 10-Q filed with the SEC on May 20, 2025; plus (y) the shares of Common Stock underlying the derivative securities referred to in Item 1(a)
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Arena Investors, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/14/2025)
- Arena Investors GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/14/2025)
- Arena Business Solutions Global SPC II, LTD.: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/14/2025)
- Arena Special Opportunities (Offshore) Master II, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/14/2025)
- Arena Special Opportunities Partners (Offshore) GP II, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/14/2025)
- Arena Special Opportunities Partners III, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/14/2025)
- Arena Special Opportunities Partners III GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/14/2025)